UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 12, 2010

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

1. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of December 31, 2009
Assets
Cash and Due from Banks	*2	¥4,180,540
Call Loans and Bills Purchased		189,588
Receivables under Resale Agreements		7,251,935
Guarantee Deposits Paid under Securities Borrowing Transactions		6,166,813
Other Debt Purchased		2,260,408
Trading Assets	*2	15,084,369
Money Held in Trust		94,674
Securities	*2, *4	40,037,643
Loans and Bills Discounted	*1, *2	63,718,886
Foreign Exchange Assets		648,547
Derivatives other than for Trading Assets		6,627,318
Other Assets	*2	3,308,277
Tangible Fixed Assets	*2, *3	912,145
Intangible Fixed Assets		405,511
Deferred Tax Assets		621,784
Customers’ Liabilities for Acceptances and Guarantees		3,766,588
Reserves for Possible Losses on Loans		(925,738)
Reserve for Possible Losses on Investments		(18)

Total Assets		¥154,349,278

Liabilities
Deposits		¥74,387,844
Negotiable Certificates of Deposit		9,819,845
Debentures		1,719,739
Call Money and Bills Sold		6,084,027
Payables under Repurchase Agreements		12,026,315
Guarantee Deposits Received under Securities Lending Transactions		5,042,059
Trading Liabilities		8,279,633
Borrowed Money		10,436,508
Foreign Exchange Liabilities		262,820
Short-term Bonds		487,696
Bonds and Notes		4,839,744
Due to Trust Accounts		1,041,948
Derivatives other than for Trading Liabilities		6,072,330
Other Liabilities		4,234,586
Reserve for Bonus Payments		25,297
Reserve for Employee Retirement Benefits		33,716
Reserve for Director and Corporate Auditor Retirement Benefits		1,977
Reserve for Possible Losses on Sales of Loans		25,277
Reserve for Contingencies		15,763
Reserve for Frequent Users Services
Reserve for Reimbursement of Deposits		13,485
Reserve for Reimbursement of Debentures		10,221
Reserves under Special Laws		2,213
Deferred Tax Liabilities		11,361
Deferred Tax Liabilities for Revaluation Reserve for Land		103,517
Acceptances and Guarantees		3,766,588

Total Liabilities		¥148,744,519

Net Assets
Common Stock and Preferred Stock		¥1,805,565
Capital Surplus		552,135
Retained Earnings		734,802
Treasury Stock		(5,183)

Total Shareholders’ Equity		3,087,319

Net Unrealized Gains (Losses) on Other Securities, net of Taxes		41,355
Net Deferred Hedge Gains, net of Taxes		89,920
Revaluation Reserve for Land, net of Taxes		145,207
Foreign Currency Translation Adjustments		(92,101)

Total Valuation and Translation Adjustments		184,381

Stock Acquisition Rights		2,307
Minority Interests		2,330,750

Total Net Assets		5,604,758

Total Liabilities and Net Assets		¥154,349,278

(2) CONSOLIDATED STATEMENT OF INCOME

	Millions of yen
	For the nine months ended December 31, 2009
Ordinary Income		¥2,133,685
Interest Income		1,195,892
Interest on Loans and Bills Discounted		808,101
Interest and Dividends on Securities		254,247
Fiduciary Income		34,751
Fee and Commission Income		395,647
Trading Income		239,508
Other Operating Income		152,838
Other Ordinary Income	*1	115,046

Ordinary Expenses		1,973,922
Interest Expenses		332,260
Interest on Deposits		130,375
Interest on Debentures		9,501
Fee and Commission Expenses		73,447
Trading Expenses		—
Other Operating Expenses		119,708
General and Administrative Expenses		983,228
Other Ordinary Expenses	*2, *5	465,277

Ordinary Profits		159,762

Extraordinary Gains	*3	108,446

Extraordinary Losses	*4	62,097

Income before Income Taxes and Minority Interests		206,111

Income Taxes:
Current	*5	20,448
Refund of Income Taxes		(6,064)
Deferred		(8,809)
Total Income Taxes		5,574

Income before Minority Interests		200,536

Minority Interests in Net Income		74,256

Net Income		¥126,280

(3) CONSOLIDATED STATEMENT OF CASH FLOWS

	Millions of yen
	For the nine months ended December 31, 2009
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests		¥206,111
Depreciation		116,037
Losses on Impairment of Fixed Assets		3,079
Amortization of Goodwill		468
Gains on Negative Goodwill Incurred		(68,206)
Equity in (Income) from Investments in Affiliates		(2,200)
Increase (Decrease) in Reserves for Possible Losses on Loans		28,847
Increase (Decrease) in Reserve for Possible Losses on Investments		15
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans		(4,533)
Increase (Decrease) in Reserve for Contingencies		(4,792)
Increase (Decrease) in Reserve for Bonus Payments		(25,512)
Increase (Decrease) in Reserve for Employee Retirement Benefits		1,536
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits		(460)
Increase (Decrease) in Reserve for Frequent Users Services		(12,555)
Increase (Decrease) in Reserve for Reimbursement of Deposits		(119)
Increase (Decrease) in Reserve for Reimbursement of Debentures		1,247
Interest Income—accrual basis		(1,195,892)
Interest Expenses—accrual basis		332,260
Losses (Gains) on Securities		(9,613)
Losses (Gains) on Money Held in Trust		145
Foreign Exchange Losses (Gains)—net		162,355
Losses (Gains) on Disposition of Fixed Assets		5,634
Losses (Gains) on Securities Contribution to Employees’ Retirement Benefits Trust		(6,731)
Decrease (Increase) in Trading Assets		(606,715)
Increase (Decrease) in Trading Liabilities		(354,841)
Decrease (Increase) in Derivatives other than for Trading Assets	*2	1,244,289
Increase (Decrease) in Derivatives other than for Trading Liabilities	*2	(1,500,418)
Decrease (Increase) in Loans and Bills Discounted		6,822,828
Increase (Decrease) in Deposits		(2,749,553)
Increase (Decrease) in Negotiable Certificates of Deposit		478,439
Increase (Decrease) in Debentures		(580,720)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)		1,250,212
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)		33,399
Decrease (Increase) in Call Loans, etc.		(901,990)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions		484,444
Increase (Decrease) in Call Money, etc.		2,645,989
Increase (Decrease) in Commercial Paper		—
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions		185,987
Decrease (Increase) in Foreign Exchange Assets		333,998
Increase (Decrease) in Foreign Exchange Liabilities		(328,768)
Increase (Decrease) in Short-term Bonds (Liabilities)		(20,288)
Increase (Decrease) in Bonds and Notes		320,220
Increase (Decrease) in Due to Trust Accounts		55,800
Interest and Dividend Income—cash basis		1,227,718
Interest Expenses—cash basis		(324,688)
Other—net	*2	315,672

Subtotal		7,558,136

Cash Refunded (Paid) in Income Taxes		56,166

Net Cash Provided by (Used in) Operating Activities		¥7,614,303

	Millions of yen
	For the nine months ended December 31, 2009
Cash Flow from Investing Activities
Payments for Purchase of Securities		¥(57,175,356)
Proceeds from Sale of Securities		39,306,420
Proceeds from Redemption of Securities		8,619,507
Payments for Increase in Money Held in Trust		(36,750)
Proceeds from Decrease in Money Held in Trust		22,860
Payments for Purchase of Tangible Fixed Assets		(86,370)
Payments for Purchase of Intangible Fixed Assets		(72,757)
Proceeds from Sale of Tangible Fixed Assets		745
Proceeds from Sale of Intangible Fixed Assets		0

Net Cash Provided by (Used in) Investing Activities		(9,421,700)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		—
Repayments of Subordinated Borrowed Money		(34,279)
Proceeds from Issuance of Subordinated Bonds		320,400
Payments for Redemption of Subordinated Bonds		(417,159)
Proceeds from Issuance of Common Stock		536,329
Proceeds from Investments by Minority Shareholders		238,196
Repayments to Minority Shareholders		(176,190)
Cash Dividends Paid		(130,222)
Cash Dividends Paid to Minority Shareholders		(60,830)
Payments for Repurchase of Treasury Stock		(3)
Proceeds from Sale of Treasury Stock		3

Net Cash Provided by (Used in) Financing Activities		276,244

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(420)

Net Increase (Decrease) in Cash and Cash Equivalents		(1,531,573)

Cash and Cash Equivalents at the beginning of the period		5,048,671
Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation		—
Increase (Decrease) in Cash and Cash Equivalents as a result of Merger of Consolidated Subsidiary		116,777

Cash and Cash Equivalents at the end of the period	*1	¥3,633,876

(CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE

PREPARATION OF QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS)

For the nine months ended December 31, 2009

1. Change in the Scope of Consolidation

(1) Change in the Scope of Consolidation

On May 7, 2009, Shinko Securities Co., Ltd. (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the dissolving entity. The trade name was changed to “Mizuho Securities Co., Ltd.” upon the merger.

In the first quarter, Mizuho Securities Co., Ltd. after the merger and 21 other companies were newly consolidated as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. and other factors.

In the third quarter, Mizuho Saudi Arabia Company and two other companies were newly consolidated upon their establishment.

In the first quarter, Mizuho Securities Co., Ltd. before the merger and one other company were excluded from the scope of consolidation as they ceased to be subsidiaries as a result of dissolution upon the merger and other factors.

In the second quarter, Tigris CDO 2007-1, Ltd. was excluded from the scope of consolidation as it ceased to be a subsidiary as a result of disposition of equity position.

In the third quarter, MHCC IT FUND 2000 and one other company were excluded from the scope of consolidation as a result of dissolution and other factors.

(2) Number of consolidated subsidiaries after the change: 165

2. Change in the Application of the Equity Method

(1) Affiliates under the equity method

 Change in affiliates under the equity method

In the first quarter, Eiwa Securities Co., Ltd. and one other company were newly included in the scope of the equity method as affiliates as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd.

In the first quarter, Shinko Securities Co., Ltd. was excluded from the scope of the equity method as it became a consolidated subsidiary as a result of the merger with Mizuho Securities Co., Ltd.

‚ Number of affiliates under the equity method after the change: 23

3. Change in the Standards of Accounting Method

(Accounting Standard for Business Combinations and others)

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business departure conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with the first quarter of fiscal 2009.

(SIMPLIFIED ACCOUNTING METHODS)

For the nine months ended December 31, 2009

1. Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

2. Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the first half of fiscal 2009.

 The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

‚ The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

(CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS)

For the nine months ended December 31, 2009

(Consolidated Balance Sheet)

(1) While Derivatives other than for Trading Assets (Assets) and Derivatives other than for Trading Liabilities (Liabilities) were formerly included within Other Assets and Other Liabilities, respectively, they are separately presented from the previous fiscal year due to their increased materiality.

(2) During the first quarter, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of the Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of the Reserve for Frequent Users Services is now immaterial, and beginning with the interim period, the Reserve for Frequent Users Services is now included within Other Liabilities.

The Reserve for Frequent Users Services included within Other Liabilities as of December 31, 2009 amounted to ¥1,005 million.

(Quarterly Consolidated Statement of Income)

(1) Refund of Income Taxes formerly included within Current Income Taxes is separately presented from the first quarter of fiscal 2009 due to increased materiality.

(2) As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with the first quarter of fiscal 2009.

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of December 31, 2009

1. Loans and Bills Discounted include the following:

Loans to Bankrupt Obligors:	¥98,671 million
Non-Accrual Delinquent Loans:	¥769,340 million
Loans Past Due for Three Months or More:	¥17,932 million
Restructured Loans:	¥445,567 million

The above amounts are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

2. The following assets were pledged as collateral:

Trading Assets:	¥6,988,913 million
Securities:	¥13,100,577 million
Loans and Bills Discounted:	¥8,618,353 million
Other Assets:	¥6,230 million
Tangible Fixed Assets:	¥244 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥16,648 million, Trading Assets of ¥464,716 million, Securities of ¥2,500,969 million and Loans and Bills Discounted of ¥18,414 million. Other Assets includes guarantee deposits of ¥115,367 million, collateral pledged for derivatives transactions of ¥594,128 million, margins for futures transactions of ¥43,827 million and other guarantee deposits of ¥39,753 million.

3. Accumulated Depreciation of Tangible Fixed Assets amounted to ¥785,257 million.

4. Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,176,010 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the nine months ended December 31, 2009

1. Other Ordinary Income includes gains on sales of stocks of ¥84,535 million.

2. Other Ordinary Expenses includes provision for reserves for possible losses on loans of ¥132,834 million, losses on write-offs of loans of ¥108,716 million, expenses of ¥84,076 million related to credit risk mitigation transactions and impairment “devaluation” of stocks of ¥60,866 million.

3. Extraordinary Gains includes negative goodwill incurred profits of ¥67,916 million associated with the merger of securities subsidiary and gains on recovery of written-off claims of ¥36,747 million.

4. Extraordinary Losses includes losses on change in equity associated with the merger of the securities subsidiary of ¥34,408 million and losses related to step acquisition of ¥13,670 million.

5. Previously, corporate tax payments overseas were treated as deduction under the Corporation Tax Act and recorded in Other Ordinary Expenses, and such treatment was also applied in the previous third quarter (accumulated period). However, at the end of the previous fiscal year, it was anticipated that it would apply the foreign tax credits against current tax payable under the Corporation Tax Act and the amount was recorded in Current Income Taxes. As a result, Other Ordinary Expenses would have decreased by ¥17,016 million and Current Income Taxes would have increased by the same amount on the assumption that such change had been made in the previous third quarter (accumulate period).

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the nine months ended December 31, 2009

1. Cash and Cash Equivalents at the end of the quarterly period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the quarterly consolidated balance sheet as follows:

As of December 31, 2009	Millions of yen
Cash and Due from Banks	¥4,180,540
Due from Banks excluding central banks	(546,664)

Cash and Cash Equivalents	¥3,633,876

2. (Changes in Presentation of Financial Statements)

While Decrease (Increase) in Derivatives other than for Trading Assets and Increase (Decrease) in Derivatives other than for Trading Liabilities were formerly included within Other in Net Cash Provided by (Used in) Operating Activities, respectively, they are separately presented from the previous fiscal year due to their increased materiality.

Decrease (Increase) in Derivatives other than for Trading Assets and Increase (Decrease) in Derivatives other than for Trading Liabilities included within Other in Net Cash Provided by (Used in) Operating Activities for the previous third quarter (accumulated period) were ¥(3,178,352) million and ¥2,577,595 million, respectively.

3. Significant non-fund transaction:

Amount and breakdown of assets received and liabilities undertaken as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. are as follows:

Millions of yen
Total assets:	¥2,321,155
Trading assets included in the above:	1,008,003
Total liabilities:	2,020,673
Trading liabilities included in the above:	671,840

(INFORMATION FOR SHAREHOLDERS’ EQUITY)

1. Types and number of issued shares and of treasury stock are as follows:

As of December 31, 2009	Thousands of Shares
Issued shares
Common stock	15,335,797
Eleventh Series Class XI Preferred Stock	914,752
Thirteenth Series Class XIII Preferred Stock	36,690

Total	16,287,239

Treasury stock
Common stock	9,393
Eleventh Series Class XI Preferred Stock	367,336

Total	376,729

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)	Balance as of December 31, 2009 (Millions of yen)
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— ( — )	— ( — )
	Stock acquisition rights as stock option	—		1,643
Consolidated subsidiaries (Treasury stock acquisition rights)		—		663 ( — )
Total		—		2,307 ( — )

3. Cash dividends distributed by MHFG are as follows:

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
June 25, 2009	Common Stock	111,676	10	March 31, 2009	June 25, 2009	Retained earnings
Ordinary General Meeting of Shareholders	Eleventh Series Class XI Preferred Stock	18,239	20	March 31, 2009	June 25, 2009	Retained earnings
	Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2009	June 25, 2009	Retained earnings

4. Significant changes in the amount of shareholders’ equity

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2009	1,540,965	411,318	608,053	(6,218)	2,554,119

Changes for the nine months ended December 31, 2009
Issuance of New Shares	264,600	271,729	—	—	536,329
Cash Dividends	—	—	(131,015)	—	(131,015)
Net Income (Accumulated Period)	—	—	126,280	—	126,280
Repurchase of Treasury Stock	—	—	—	(3)	(3)
Disposition of Treasury Stock	—	—	(661)	1,038	376
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	(130,913)	130,913	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	1,232	—	1,232

Total Changes for the nine months ended December 31, 2009	264,600	140,816	126,749	1,034	533,200

Balance as of December 31, 2009	1,805,565	552,135	734,802	(5,183)	3,087,319

(SEGMENT INFORMATION)

Segment Information by Type of Business

For the nine months ended December 31, 2009

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,788,333	276,761	68,591	2,133,685	—	2,133,685
(2) Inter-segment Ordinary Income	17,632	13,047	102,969	133,648	133,648	—

Total	1,805,965	289,808	171,560	2,267,333	133,648	2,133,685

Ordinary Profits (Losses)	119,560	49,683	(2,600)	166,644	6,881	159,762

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2.	Major components of type of business are as follows:

(1)	Banking Business: banking and trust banking business

(2)	Securities Business: securities business

(3)	Other: investment advisory business and others

Segment Information by Geographic Area

For the nine months ended December 31, 2009

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,769,758	119,246	155,067	89,612	2,133,685	—	2,133,685
(2) Inter-segment Ordinary Income	103,240	95,638	6,941	2,507	208,328	208,328	—

Total	1,872,999	214,885	162,008	92,120	2,342,013	208,328	2,133,685

Ordinary Profits (Losses)	190,828	62,590	(43,403)	28,811	238,826	79,063	159,762

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

Ordinary Income from Overseas Entities

For the nine months ended December 31, 2009

Millions of yen
Ordinary Income from Overseas Entities	363,926
Total Ordinary Income	2,133,685
Ordinary Income of Overseas Entities’ Ratio (%)	17.0

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

(NOTES TO SECURITIES)

Notes as of December 31, 2009

In addition to “Securities” on the quarterly consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of December 31, 2009	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥500,493	¥505,810	¥5,316
Japanese Corporate Bonds	¥5,831	¥5,848	¥17

Total	¥506,324	¥511,658	¥5,334

Note:	Fair value is primarily based on the market price at the consolidated balance sheet date.

2. Other Securities which have readily determinable fair value:

	Millions of yen
As of December 31, 2009	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,598,333	¥2,808,968	¥210,634
Japanese Bonds	27,286,946	27,377,801	90,855
Japanese Government Bonds	25,982,360	26,070,054	87,694
Japanese Local Government Bonds	122,170	124,410	2,239
Japanese Corporate Bonds	1,182,415	1,183,336	921
Other	8,556,362	8,344,791	(211,570)
Foreign Bonds	5,849,266	5,787,276	(61,989)
Other Debt Purchased	1,577,533	1,558,923	(18,609)
Other	1,129,562	998,591	(130,970)

Total	¥38,441,642	¥38,531,561	¥89,919

Notes:	1. Net Unrealized Gains include ¥14,846 million, which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.

2. Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

3. Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the third quarter (accumulated period) (impairment (“devaluation”)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (“devaluation”) for the third quarter (accumulated period) was ¥34,163 million.

    The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•     Securities whose fair value is 50% or less of the acquisition cost

•     Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Additional Information)

1. Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, our domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary have applied reasonably calculated prices as book value for the third quarter.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

2. Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

(NOTES TO MONEY HELD IN TRUST)

Notes as of December 31, 2009

1. Money Held in Trust Held to Maturity:

There was no Money Held in Trust held to maturity.

2. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of December 31, 2009	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other in Money Held in Trust	¥2,129	¥2,121	¥(8)

Note:	Fair value of Other is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date and other.

(MATTERS RELATED TO COMBINATION AND OTHERS)

For the nine months ended December 31, 2009

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed a merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

 Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a. Name of the acquired company	Shinko Securities Co., Ltd.
b. Business type	Financial Instruments Business
c. Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.
d. Date of the combination	May 7, 2009
e. Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the absorbed entity.
f. Name of the company after the combination	Mizuho Securities, Co., Ltd.
g. Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%
h. Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legally absorbed entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

‚ Period of the acquired company’s results included in the quarterly consolidated financial statements

From May 7, 2009 to December 31, 2009

ƒ Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million
Expenses directly necessary for the combination: Advisory fees and others	¥118 million
Acquisition cost:	¥107,983 million

„ Merger ratio, calculation method, number of new shares to be issued, and gains and losses on step acquisition

a. Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (absorbed entity)
Merger Ratio	1	122

b. Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC each appointed a third-party for valuations. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

c. Number of new shares to be issued:

Shares of common stock: 815,570,000 shares

d. Gains and losses on step acquisition: ¥(13,670) million (included in Extraordinary Losses)

… Amount, cause, and accounting method of negative goodwill incurred

a. Amount of negative goodwill incurred: ¥67,916 million (included in Extraordinary Gains)

b. Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost.

c. Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

† Amount and breakdown of assets received and liabilities undertaken on the combination date

a. Assets:

Total assets:	¥2,321,155 million
Trading assets included in the above:	¥1,008,003 million

b. Liabilities:

Total liabilities:	¥2,020,673 million
Trading liabilities included in the above:	¥671,840 million

‡ Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million

b. Breakdown by major type:

Customer-Related Assets:	¥73,949 million

c. Weighted-average amortization period in total and by major type:

Customer-Related Assets:	16 years

ˆ Gains and losses on the change in equity position due to the merger of the acquiring company ¥(34,408) million (included in Extraordinary Losses)

(SUBSEQUENT EVENTS)

There is no applicable information.